Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY
COMPUTATION OF RATIOS

	Nine Months Ended September 30, 2003 (millions of dollars)
RATIO OF EARNINGS TO FIXED CHARGES	
Earnings, as defined:	
Net income	$ 622
Income taxes	350
Fixed charges, as below	137
Total earnings, as defined	$ 1,109
Fixed charges, as defined:	
Interest charges	$ 128
Rental interest factor	6
Fixed charges included in nuclear fuel cost	1
Capitalized interest	2
Total fixed charges, as defined	$ 137
Ratio of earnings to fixed charges	8.09
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	
Earnings, as defined:	
Net income	$ 622
Income taxes	350
Fixed charges, as below	137
Total earnings, as defined	$ 1,109
Fixed charges, as defined:	
Interest charges	$ 128
Rental interest factor	6
Fixed charges included in nuclear fuel cost	1
Capitalized interest	2
Total fixed charges, as defined	137
Non-tax deductible preferred stock dividends	11
Ratio of income before income taxes to net income	1.56
Preferred stock dividends before income taxes	17
Combined fixed charges and preferred stock dividends	$ 154
Ratio of earnings to combined fixed charges and preferred stock dividends	7.20